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SEC FILE NUMBER
1-13589

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Prime Group Realty Trust

Full Name of Registrant
N/A

Former Name if Applicable
77 West Wacker Drive, Suite 3900

Address of Principal Executive Office (Street and Number)
Chicago, Illinois 60601

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the fiscal quarter ended March 31, 2008 in a timely manner because the Registrant has not received financial statements from an entity in which a subsidiary of the Registrant holds an interest but that the Registrant does not control (the “Venture”), and thus is not able to timely complete its financial statements. On April 1, 2008, the Company filed a Form12b-25 disclosing that it was not able to timely file its Annual Report on Form 10-K for the year ended December 31, 2007 because it has not received audited financial statements from the Venture for that period.

The Registrant, through a wholly-owned qualified REIT subsidiary (the “REIT Subsidiary”), purchased a minority membership interest in the Venture in 2007. Affiliates of the Registrant’s parent company and Chairman of the Board also own interests in the Venture and other related companies. The purchase price for the REIT Subsidiary’s interest in the Venture was completely financed by a non-recourse loan, which loan is secured by a pledge of the membership interest of the REIT Subsidiary in the Venture and any proceeds from such interest. The loan is otherwise “non-recourse” to the Registrant. The Registrant has determined that the Venture is a “significant subsidiary” under Rule 1-02(w) of Regulation S-X and the Registrant needs to receive the Venture’s financial statements before it can finalize its own financial statements.

The Registrant had requested such financial statements with sufficient time to file its Form 10-Q in a timely manner. Until such time as the Registrant has received the financial statements from the Venture, the Registrant is unable to complete and file financial statements that fairly present, in all material respects, the financial position of the Registrant as of March 31, 2008.

The Company has recently been informed by the Venture that the circumstances which resulted in the Venture being unable to finalize its financial statements have been corrected, and that the Venture currently estimates that it will be able to provide the Company with the Venture’s audited financial statements for calendar year 2007 and unaudited financial statements for the first quarter of 2008 within the next several weeks. The Company anticipates that it will be able to file its Form 10-K for the year ended December 31, 2007 and Form 10-Q for the three months ended March 31, 2008 within several weeks after it receives the foregoing respective financial statements from the Venture, although there can be no assurances that the foregoing time frames will be met.

Upon receipt of the financial statements from the Venture, the Registrant will incorporate the financial results and various related disclosures into the Registrant’s consolidated financial statements in the Registrant’s Form 10-Q for the quarter ended March 31, 2008.

At this time, because the Registrant does not control the timing of the completion of the Venture’s financial statements, the Registrant is unable to represent that the subject quarterly report on Form 10-Q for the fiscal year ended March 31, 2008 will be filed on or before the fifth calendar day following its prescribed due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Paul G. Del Vecchio	(312)	917-8781
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 10-K for the fiscal year ended December 31, 2007
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of operations for the Registrant for the first quarter 2008 are expected to be materially different from the results of operations for the first quarter 2007 because of the inclusion of the Venture’s results in the Registrant’s financial statements. The Registrant’s loss from investments in unconsolidated joint ventures is expected to significantly change due to the allocation of GAAP losses from the Registrant’s investment in the Venture during the first quarter 2008. Because the Venture has not yet provided the Registrant with financial statements for the fiscal quarter ended March 31, 2008, the Registrant cannot reasonably estimate the impact of the GAAP loss on its results of operations. The Registrant’s share of the anticipated loss from the Venture, which will be incorporated into the Registrant’s financial statements for first quarter 2008, is a non-cash GAAP loss allocation, which does not affect the Registrant’s net cash flow for first quarter 2008 or cash assets at March 31, 2008.

Prime Group Realty Trust
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2008	By	/s/ JEFFREY A. PATTERSON

Jeffrey A. Patterson
President and Chief Executive Officer